# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Illumination Acquisition Corp. I, CIK 0002101135
CUSIP: G470AU100
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 570 LEXINGTON AVENUE, 40TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0002101134
Persons authorized to receive notices and communications: John Lipman, 570 Lexington Avenue, 40th Floor, New York, New York (NY), 10022, 646-348-9369

## Reporting persons
- Illumination Acquisition 1 Sponsor LLC (CIK 0002101134): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,031,667; shared voting power 0; sole dispositive power 8,031,667; shared dispositive power 0; aggregate amount beneficially owned 8,031,667 (25.7% of the class)
- LIPMAN JOHN C (CIK 0001383194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,031,667; sole dispositive power 0; shared dispositive power 8,031,667; aggregate amount beneficially owned 8,031,667 (25.7% of the class)
- Rosenberg David I. (CIK 0001842508): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,031,667; sole dispositive power 0; shared dispositive power 8,031,667; aggregate amount beneficially owned 8,031,667 (25.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares
Name of issuer: Illumination Acquisition Corp. I
Address of issuer's principal executive offices: 570 LEXINGTON AVENUE, 40TH FLOOR, NEW YORK, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing:
1. Illumination Acquisition 1 Sponsor LLC ("Sponsor")
2. John Lipman ("Lipman')
3. David Rosenberg ("Rosenberg")
Residence or business address: The business address of reporting persons are: c/o Tigerless Health, Inc., 450 7th Avenue, Suite 905, New York, New York 10123.
Present principal occupation or employment: Sponsor is a private investor. Lipman is Chief Executive Officer of Issuer. Rosenberg is Chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: During the past five years, neither Lipman, Rosenberg nor Sponsor have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Lipman, Rosenberg nor Sponsor have not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Sponsor is a Delaware limited liability company.

Lipman and Rosenberg are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the securities reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
November 21, 2025, Sponsor, as sponsor of the Issuer, acquired an aggregate of7,666,667 ordinary shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On February 26, 2026, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation, the Sponsor purchased an aggregate of 365,000 units for an aggregate purchase price of $3,650,000. Each unit purchased was comprised of one Class A ordinary share of the Issuer and one-third of one redeemable warrant of the Issuer, with each whole warrant exercisable to purchase one Class A ordinary share upon consummation of an initial business combination.

The reporting persons made the acquisitions reported in this Schedule 13D as sponsor, officers and directors of the Issuer and in support of the Issuer's business plan. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the warrants referred to above. However, reporting persons do not have any other agreements to acquire additional Class A ordinary shares at this time.

As officers and directors of the Issuer, Lipman and Rosenberg are involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Lipman and Rosenberg, as officers and directors of the Issuer, are actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in:

(a)( A ) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Class A ordinary shares beneficially owned by reporting persons (on the basis of a total of 31,291,667 Class A ordinary shares outstanding as of the date hereof) are as follows:

i. Sponsor: 8,031,667 Class A ordinary shares 25.7% (directly owned)
ii. Lipman: 8,031,667 Class A ordinary shares 25.7% (indirectly owned)
iii. Rosenberg: 8,031,667 Class A ordinary shares 25.7% (indirectly owned)
Number of shares as to which each person has sole or shared power to vote or dispose:
i. Sponsor: 8,031,667 Class A ordinary shares 25.7%
Lipman: 0 Class A ordinary shares 0%
Rosenberg: 0 Class A ordinary shares 0%

ii. Sponsor: 0 Class A ordinary shares 0%
Lipman: 8,031,667 Class A ordinary shares 25.7%
Rosenberg: 8,031,667 Class A ordinary shares 25.7%

iii. Sponsor: 8,031,667 Class A ordinary shares 25.7%
Lipman: 0 Class A ordinary shares 0%
Rosenberg: 0 Class A ordinary shares 0%

iv. Sponsor: 0 Class A ordinary shares 0%
Lipman: 8,031,667 Class A ordinary shares 25.7%
Rosenberg: 8,031,667 Class A ordinary shares 25.7%
Transactions in the class effected during the past sixty days: During the 60 days preceding the date of this report, the reporting persons have not effect any transactions in the Issuer's ordinary shares other than as indicated in this 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is a party to a Registration Rights Agreement, dated February 26, 2026, by and among the Issuer and certain other parties thereto ("Registration Rights Agreement"). Additionally, Sponsor, Lipman and Rosenberg are parties to a Letter Agreement, dated February 26, 2026, by and among the Issuer, Sponsor and the Company's directors and officers ("Insider Letter Agreement").

Pursuant to the Registration Rights Agreement, the Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In additional, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Sponsor, Lipman and Rosenberg agreed, among other things, to vote all Class A ordinary shares owned by them, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that they would not seek redemption rights with respect to any Class A ordinary shares held by them.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
https://www.sec.gov/Archives/edgar/data/2101135/000120677426000110/iaci4601711-ex102.htm

https://www.sec.gov/Archives/edgar/data/2101135/000120677426000110/iaci4601711-ex104.htm

## Signatures
- Illumination Acquisition 1 Sponsor LLC: /s/ John Lipman, John Lipman, Chief Executive Officer (03/05/2026)
- LIPMAN JOHN C: /s/ John Lipman, John Lipman (03/05/2026)
- Rosenberg David I.: /s/ David Rosenberg, David Rosenberg (03/05/2026)